Mail Stop 3561

January 22, 2009

Yuanmei Ma
Chief Financial Officer
Zhongpin, Inc.
21 Changshe Road
Changge City, Henan Province
The People's Republic of China

>   **Re: Zhongpin, Inc.**
>   **File No. 001-33593**
>   **Form 10-K: For the fiscal year ended December 31, 2007**
>   **Form 10-Q: For the quarterly period ended September 30, 2008**

Dear Ms. Ma:

We have reviewed your January 6, 2009 correspondence and have the following comments. We believe you should revise your future filings in response to comment number one. If you disagree, we will consider your explanation as to why a revision is unnecessary. Comment number two request additional information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments. A written acknowledgment is requested for comment number three. Please file your response to our comments via EDGAR within ten business days from the date of this letter.

Form 10-K: For the Fiscal Year Ended December 31, 2007

Liquidity and Capital Resources, page 51

1.   Refer to prior comment 3. We note your intention for future filings to use a format similar to your disclosure in Form 10-Q for the quarterly period ended September 30, 2008 in response to prior comment 3. Please further revise to discuss the material factors impacting the comparability of operating cash flows in terms of cash. Citing a change in net income and changes working capital recorded on the accrual basis does not provide readers with a sufficient basis to analyze changes in cash associated with operating activities. Include in your expanded disclosure any effects on operating cash flows associated with the timing of cash payments related to changes in inventories and any other working capital items. We again refer you to Section IV.B of FR-72 for guidance. Provide us with a copy of your intended further revised and expanded disclosure.

Form 10-Q: For the Quarterly Period Ended September 30, 2008

Note 11: Contingent Liabilities, page 15

2.   Refer to prior comment 11. As requested in prior comment 11, please tell us the business purpose for the mutual guarantee agreement and how it is accounted for.

General

3.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

* * * * *

You may contact Patrick Kuhn at 202-551-3308 or me at 202-551-3380 with any questions.

Sincerely,

Lyn Shenk
Branch Chief